      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 1994



                                                       REGISTRATION NO. 33-52853

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------


                               NORAM ENERGY CORP.

             (Exact name of registrant as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)
                                   72-0120530
                      (I.R.S. Employer Identification No.)

                               1600 SMITH STREET
                                   11TH FLOOR
                              HOUSTON, TEXAS 77002
                                 (713) 654-5100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                               HUBERT GENTRY, JR.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               1600 SMITH STREET
                                   11TH FLOOR
                              HOUSTON, TEXAS 77002
                                 (713) 654-5100
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                            ------------------------

                                   Copies to:

                            GERRY D. OSTERLAND, ESQ.
                           JONES, DAY, REAVIS & POGUE
                           2300 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 220-3939
                             ARNOLD H. TRACY, ESQ.
                     MUDGE ROSE GUTHRIE ALEXANDER & FERDON
                                180 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                                 (212) 510-7000

                            ------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following: / /


                            ------------------------


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains a Preliminary Prospectus relating to a public offering in the United States and Canada (the "U.S. Offering") of an aggregate of 11,050,000 shares of Common Stock, par value $.625 per share (the "Common Stock"), of the Registrant, together with separate prospectus pages relating to a concurrent offering outside the United States and Canada (the "International Offering") of an aggregate of 1,950,000 shares of Common Stock. The completed Preliminary Prospectus for the U.S. Offering follows immediately after this Explanatory Note. After such Preliminary Prospectus are the alternate pages for the International Offering: a front cover page, an "Underwriting" section and a back cover page. All other pages of the Preliminary Prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering.

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED MAY 25, 1994


PROSPECTUS

                               13,000,000 SHARES

                                  {NORAM LOGO}

                                  COMMON STOCK
                            ------------------------

     Of the 13,000,000 shares of Common Stock, par value $.625 per share (the "Common Stock"), of NorAm Energy Corp., formerly known as Arkla, Inc. (the "Company"), offered hereby, 11,050,000 shares are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,950,000 shares are concurrently being offered for sale outside the United States and Canada by the International Managers (the "International Offering"). Such offerings are collectively referred to as the "Offerings." The public offering price and the aggregate underwriting discount per share of the U.S. Offering and the International Offering are identical and the closings of the U.S. Offering and the International Offering are conditioned upon each other. See "Underwriting."



     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "NAE." On May 23, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $6. See "Price Range of Common Stock and Dividends."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                                  UNDERWRITING            PROCEEDS TO
                                             PRICE TO              DISCOUNT(1)            COMPANY(2)
                                              PUBLIC
- -----------------------------------------------------------------------------------------------------------
Per Share.............................            $                     $                      $
- -----------------------------------------------------------------------------------------------------------
Total(3)..............................            $                     $                      $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several U.S. Underwriters and the several International Managers against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $200,000.

(3) The Company has granted the U.S. Underwriters and the International Managers 30 day options to purchase up to 1,657,500 and 292,500 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
     Discount and Proceeds to the Company will be $          , $          and
     $          , respectively. See "Underwriting."
                            ------------------------


     The shares of Common Stock are offered hereby by the several U.S. Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions. The U.S. Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of shares of Common Stock will be made in New York,
New York on or about          , 1994.

                            ------------------------

MERRILL LYNCH & CO.
                         CS FIRST BOSTON
                                               KIDDER, PEABODY & CO.
                                                       INCORPORATED
                            ------------------------


                 The date of this Prospectus is June   , 1994.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on, and reports, proxy statements and other information concerning the Company can be inspected at the offices of, the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3, of which this Prospectus is a part, and exhibits relating thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Act"). Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company hereby incorporates by reference herein its Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Form 10-K") and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (the "Form 10-Q"), which have been filed previously with the Commission under File No. 1-3751.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus. The documents incorporated herein by reference are sometimes hereinafter called the "Incorporated Documents." Any statement contained herein or in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The information relating to the Company contained in this Prospectus does not purport to be comprehensive and is based upon information contained in the Incorporated Documents. Accordingly, the information contained herein should be read together with the information contained in the Incorporated Documents.


     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the Incorporated Documents, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Office of the Secretary, NorAm Energy Corp., 1600 Smith Street, 11th Floor, Houston, Texas 77002, telephone number (713) 654-5100.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements included elsewhere in this Prospectus and in the Incorporated Documents. Unless otherwise indicated, the information in this Prospectus assumes that the U.S. Underwriters and the International Managers do not exercise their over-allotment option. See "Underwriting." As used herein, the term "Company" refers to NorAm Energy Corp. together with its subsidiaries.


                                  THE COMPANY

     The Company is principally engaged in the distribution and transmission of natural gas including gathering, storage and marketing. To reflect the natural division of the Company's operations, the Company is organized into two operating units, natural gas distribution and natural gas pipeline.

     The Company operates its gas distribution business through its Arkansas Louisiana Gas division ("ALG"), its Entex division ("Entex") and its Minnegasco division ("Minnegasco"). ALG, Entex and Minnegasco provide service in seven states to more than 1,300 communities and adjacent rural areas, serving approximately 2.7 million customers. The largest cities served are the metropolitan areas of Houston, Texas; Minneapolis, Minnesota; Little Rock, Arkansas and Shreveport, Louisiana.


     The gas transmission operations of the Company are conducted by NorAm Gas Transmission Company ("NGT"), formerly known as Arkla Energy Resources Company ("AER Co."), Mississippi River Transmission Corporation ("MRT"), and NorAm Energy Services, Inc. ("NES"), formerly known as Arkla Energy Marketing Company ("AEM"). NGT operates an interstate natural gas pipeline system located in Arkansas, Louisiana, Mississippi, Missouri, Kansas, Oklahoma, Tennessee and Texas consisting of approximately 3,500 miles of gathering lines and approximately 6,600 miles of transmission lines. MRT operates an approximate 2,200 mile interstate natural gas pipeline system serving principally the greater St. Louis area in Missouri and Illinois. NES serves as the Company's principal natural gas supply aggregator and marketer.


     The Company previously conducted operations in the intrastate pipeline business and in the exploration and production business. On June 30, 1993, and December 31, 1992, respectively, the Company completed the sale of its intrastate transmission subsidiary, Louisiana Intrastate Gas Corporation ("LIG") and its exploration and production subsidiary, Arkla Exploration Company ("AEC").


     On May 10, 1994, the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation to change the Company name from Arkla, Inc. to NorAm Energy Corp. The purpose of the name change is to more accurately describe the geographical area served by the Company.


     The Company's principal executive offices are located at 1600 Smith Street, 11th Floor, Houston, Texas 77002, telephone number (713) 654-5100.

                                 THE OFFERINGS


Common Stock offered:
  U.S. Offering................................................  11,050,000 shares
  International Offering.......................................  1,950,000 shares
     Total.....................................................  13,000,000 shares
Common Stock to be outstanding after the Offerings.............  135,409,129 shares
Use of proceeds by the Company.................................  The net proceeds of
                                                                 approximately $       from
                                                                 the sale of the shares of
                                                                 Common Stock will be used to
                                                                 reduce the Company's
                                                                 outstanding indebtedness as
                                                                 described under "Use of
                                                                 Proceeds."
New York Stock Exchange symbol.................................  NAE

     Page 4 of the Prospectus will contain a map of the Company's distribution system and a map of its pipeline system. The distribution map displays each of the seven states in which the Company has distribution operations. A gas flame symbol is used to indicate a concentration of customers and the general location of the concentration. The largest number of symbols appear on the areas attributable to Houston, Texas, Minneapolis, Minnesota, Little Rock, Arkansas and Shreveport, Louisiana.


     The pipeline map displays the Company's interstate pipeline system located in Arkansas, Louisiana, Mississippi, Missouri, Kansas, Oklahoma and Illinois. Additional unaffiliated third party pipelines are also displayed. Generally, these third party pipelines are "long-line" pipelines that provide the Company with access to the markets in the Northeast.


                              [INSERT SYSTEM MAP]

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following summary consolidated financial data concerning the Company for each of the five years in the period ended December 31, 1993 and for the three-month periods ended March 31, 1993 and 1994 should be read in conjunction with the financial statements and the notes thereto incorporated by reference in this Prospectus. Historical financial information as of and for the three-month periods ended March 31, 1993 and 1994 is unaudited. Results for the three-month period ended March 31, 1994 are not necessarily indicative of results for the full year.



                                          THREE MONTHS ENDED
                                               MARCH 31,                             YEARS ENDED DECEMBER 31,
                                         ---------------------     ------------------------------------------------------------
                                           1994         1993         1993         1992         1991       1990(1)      1989(1)
                                         --------     --------     --------     --------     --------     --------     --------
                                                                     (IN MILLIONS, EXCEPT AS NOTED)
INCOME STATEMENT DATA:
Operating Revenues
  Natural Gas Sales..................... $1,036.4     $  944.4     $2,759.7     $2,518.0     $2,495.6     $2,106.0     $2,045.8
  Gas Transportation....................     42.3         39.8        108.4        119.5        139.9        138.3        102.7
  Other.................................     13.6         26.9         81.5        106.3         88.9        105.7         74.3
                                         --------     --------     --------     --------     --------     --------     --------
        Total...........................  1,092.3      1,011.1      2,949.6      2,743.8      2,724.4      2,350.0      2,222.8
                                         --------     --------     --------     --------     --------     --------     --------
Operating Expenses
  Cost of Natural Gas Purchased, Net....    747.1        666.7      1,900.9      1,758.4      1,730.4      1,439.0      1,379.9
  Operation, Maintenance, Cost of Sales
    and Other...........................    130.3        137.8        552.0        545.3        525.6        434.6        451.3
  Depreciation and Amortization.........     37.7         38.3        151.0        150.7        145.7        107.0         95.8
  Taxes Other Than Income Taxes.........     31.1         28.7        104.5        100.8         98.8         78.4         76.1
  Contract Termination Charge...........       --           --         34.2           --           --           --           --
  Regulatory Settlement.................       --           --           --           --         15.0           --           --
  Special Charge........................       --           --           --           --           --           --        269.0
                                         --------     --------     --------     --------     --------     --------     --------
        Total...........................    946.2        871.5      2,742.6      2,555.2      2,515.5      2,059.0      2,272.1
                                         --------     --------     --------     --------     --------     --------     --------
Operating Income (Loss).................    146.1        139.6        207.0        188.6        208.9        291.0        (49.3)
Interest Expense, Net...................     42.4         45.5        172.4        185.2        169.8        142.3        130.4
Income (Loss) From Continuing
  Operations............................     55.5         76.7(2)      39.9          6.2         16.5        100.8        (31.6)
Net Income (Loss)....................... $   55.5     $   73.3(2)  $   36.1     $ (228.5)    $  (54.8)    $   99.7     $  (47.3)
Preferred Dividend Requirement..........      2.0          2.0          7.8          7.8          7.8          7.8          7.8
Average Common Shares Outstanding.......    122.4        122.3        122.3        121.8        116.0         89.3         85.7
Income (Loss) From Continuing Operations
  per Common Share...................... $   0.44     $   0.61(2)  $   0.26     $  (0.01)    $   0.08     $   1.04     $  (0.46)
Earnings per Common Share...............     0.44         0.58(2)      0.23        (1.94)       (0.54)        1.03        (0.64)
Dividends per Common Share..............     0.07         0.07         0.28         0.48         1.08         1.08         1.08
BALANCE SHEET DATA:
Net Property, Plant and Equipment....... $2,268.1     $2,338.1     $2,357.1     $2,523.9     $2,668.1     $2,547.9     $1,928.0
Total Assets............................  3,663.2      3,921.1      3,727.8      4,059.0      4,806.9      4,785.6      3,457.0
Short-term Debt, Including Current
  Maturities............................     97.4        122.0        192.4        120.0        772.6        712.4        602.3
Long-term Debt..........................  1,622.6      1,698.9      1,629.4      1,783.1      1,551.5      1,450.2      1,162.3
Total Stockholders' Equity..............    753.1        775.7        708.0        712.9        948.0      1,115.4        546.1



                                             (Table continued on following page)

                                          THREE MONTHS ENDED
                                               MARCH 31,                             YEARS ENDED DECEMBER 31,
                                         ---------------------     ------------------------------------------------------------
                                           1994         1993         1993         1992       1991(1)      1990(1)      1989(1)
                                         --------     --------     --------     --------     --------     --------     --------
OPERATING DATA:
Natural Gas Distribution (Billions of
  cubic feet)
  Residential Sales.....................     89.8         86.1        193.6        185.7        187.1        123.2        129.7
  Commercial Sales......................     50.4         51.2        126.7        123.9        124.2         77.2         75.8
  Industrial Sales......................     33.0         26.8        111.7         99.5         77.9         57.8         61.8
  Sales for Resale......................      4.1          2.5         10.2          3.6         12.8         13.5           --
                                         --------     --------     --------     --------     --------     --------     --------
        Total Sales.....................    177.3        166.6        442.2        412.7        402.0        271.7        267.3
  Transportation........................     19.1         22.6         75.8         79.0         72.1         57.2         53.4
                                         --------     --------     --------     --------     --------     --------     --------
        Total Throughput................    196.4        189.2        518.0        491.7        474.1        328.9        320.7
                                         --------     --------     --------     --------     --------     --------     --------
                                         --------     --------     --------     --------     --------     --------     --------
  Average Number of Customers (000's)...  2,709.2      2,681.6      2,648.5      2,709.9      2,675.5      2,638.8      1,975.6



Natural Gas Pipeline(3) (Millions of
  MMBtu)
  Sales to Distribution.................     25.2         41.4         71.2         73.5         91.9         77.2         68.5
  Sales for Resale......................     32.9         34.4        103.6         76.5        137.2        158.1        223.1
                                         --------     --------     --------     --------     --------     --------     --------
        Total Sales.....................     58.1         75.8        174.8        150.0        229.1        235.3        291.6
  Transportation........................    272.6        187.7        780.1        752.5        629.8        513.4        342.1
  Less: Order 636 Elimination(4)........    (18.7)          --        (24.2)          --           --           --           --
                                         --------     --------     --------     --------     --------     --------     --------
        Total Throughput................    312.0        263.5        930.7        902.5        858.9        748.7        633.7
                                         --------     --------     --------     --------     --------     --------     --------
                                         --------     --------     --------     --------     --------     --------     --------


- ---------------

(1) In conjunction with the Company's December 31, 1992 sale of AEC, all prior year financial statements were restated to reflect AEC's transactions and balances as discontinued operations. Accordingly, certain amounts differ from those previously reported in the Company's Annual Reports on Form 10-K for fiscal years prior to 1992.



(2) Includes a $26.8 million pre-tax gain ($17.2 million after-tax or $0.14/share) from the sale of the Company's Nebraska distribution properties.



(3) Excludes LIG for all periods presented.



(4) Prior to the implementation of unbundled services pursuant to FERC Order 636 (in September and November 1993 for NGT and MRT, respectively), the sales rate for Natural Gas Pipeline ("Pipeline") covered all related services, including transportation to the customer's facility. After Order 636 implementation, when Pipeline acts as a merchant, the sales transaction is independent of (and may not include) the transportation of the volume sold. Therefore, when the sold volumes are also transported by Pipeline, the throughput statistics will include the same physical volumes in both the sales and transportation categories, requiring an elimination to prevent the overstatement of actual total physical throughput.

                                  THE COMPANY

BACKGROUND AND STRATEGY


     The Company is principally engaged in the distribution and transmission of natural gas including gathering, storage and marketing of natural gas. On May 10, 1994, the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation to change the Company name from Arkla, Inc. to NorAm Energy Corp. The purpose of the name change is to more accurately describe the geographical area served by the Company.


     In 1992, the Company initiated a strategic action plan designed to narrow the focus of its operations and increase long-term stockholder value. In this regard, the Company has (1) significantly reduced its ongoing costs through staff reductions and other cost control measures, (2) sold its exploration and production operations which were conducted by AEC, (3) sold its intrastate pipeline business as conducted by LIG and subsidiaries, (4) completed or is in the process of completing the sale and exchange of several of its distribution properties, and (5) disposed of certain other non-core businesses.

     Further, the Company has set several objectives to improve future profitability. These objectives include (1) increasing the profitability of its natural gas pipeline operations through improved rate design, aggressive marketing of its services and continued reduction of its overall costs, (2) maintaining the profitability of its natural gas distribution operations through timely and well designed rate filings, increasing its customer base through aggressive marketing and controlling costs in order to remain competitive and offset regulatory lag, (3) developing and expanding the Company's unregulated natural gas marketing business through the acquisition of new markets and the provision of services at a unit cost which will allow it to compete effectively with industry leaders, and (4) reducing the Company's overall leverage and related interest expense, thus increasing the Company's flexibility to pursue future opportunities for attractive investment. The Company believes that the proposed Offerings are an important element in its plan to achieve these objectives.

NATURAL GAS DISTRIBUTION

     The Company's natural gas distribution business is conducted through three divisions, ALG, Entex and Minnegasco, and their affiliates. Through these divisions and their affiliates, the Company engages in both the natural gas sales and transportation businesses. In the aggregate, the Company owns and operates approximately 53,500 miles of gas distribution mains which range in size from one-half inch to 24 inches in diameter. The Company currently provides gas distribution services to approximately 2.7 million customers in 1,330 communities. The following table summarizes the location, the number of communities and the number of customers served by the Company as of December 31, 1993.

                                                                               NUMBER OF
        SERVICE AREA LOCATIONS                               COMMUNITIES       CUSTOMERS
        ---------------------------------------------------  -----------       ---------
        Texas..............................................       365          1,160,947
        Minnesota..........................................       204            599,067
        Arkansas...........................................       383            422,187
        Louisiana..........................................       179            261,456
        Oklahoma...........................................        94            115,523
        Mississippi........................................        91            115,841
        Kansas.............................................        14             23,001
                                                                -----          ---------
                  Total....................................     1,330          2,698,022
                                                                -----          ---------
                                                                -----          ---------


     ALG. ALG provides distribution service in approximately 624 communities in the states of Arkansas, Louisiana, Oklahoma, Texas and Kansas. The largest communities served through ALG are the metropolitan areas of Little Rock, Arkansas, and Shreveport, Louisiana. During 1993, approximately 71% of ALG's total throughput was composed of retail gas sales and approximately 29% was attributable to transportation services. In May of 1993, ALG, NGT and UtiliCorp United Inc. ("UtiliCorp", an affiliate of Peoples Natural Gas

Company) entered into a definitive agreement pursuant to which the Company expects to sell to UtiliCorp, subject to Federal Energy Regulatory Commission ("FERC") approval, the Kansas distribution properties of ALG together with certain related pipeline assets of NGT. Upon completion, this sale will terminate substantially all of the Company's distribution and transmission operations in Kansas.


     ENTEX. Entex provides distribution service in approximately 502 communities in the states of Texas, Louisiana and Mississippi. The largest community served by Entex is the metropolitan area of Houston, Texas. During 1993, approximately 87% of Entex's total throughput was composed of retail gas sales and approximately 13% was attributable to transportation services.

     MINNEGASCO. Minnegasco provided distribution service in approximately 285 communities in the states of Minnesota, Nebraska and South Dakota during 1993. The largest communities served by Minnegasco in 1993 included Minneapolis, Minnesota and its suburbs; Lincoln, Nebraska; and Sioux Falls, South Dakota. In February 1993, Minnegasco completed the sale of its Nebraska distribution system to UtiliCorp for $75.3 million in cash. In August of 1993, Minnegasco acquired the Minnesota distribution properties of Midwest Gas, a division of Midwest Power System, Inc. ("Midwest"), in exchange for all of the Company's distribution properties located in South Dakota and $38 million in cash. The UtiliCorp and Midwest transactions terminated Minnegasco's distribution operations outside Minnesota. During 1993, approximately 95% of Minnegasco's total throughput was composed of retail gas sales and approximately 5% was attributable to transportation services.

NATURAL GAS PIPELINE


     In March 1993, the Company transferred assets, liabilities and service obligations of Arkla Energy Resources, a division of the Company, into a newly-formed wholly-owned subsidiary of the Company, AER Co., now NGT, pursuant to FERC approval. As a result, the Company's transmission activities are now conducted by NGT, an interstate pipeline subsidiary of the Company, MRT, an interstate pipeline subsidiary of the Company and NES, formerly known as AEM, a subsidiary which serves as the Company's principal natural gas supply aggregator and marketer, and affiliate companies associated with each. Through these subsidiaries, the Company engages in both the transportation and sale of natural gas, including gathering, storage and marketing.



     NGT. NGT owns and operates an interstate natural gas pipeline system located in portions of Arkansas, Louisiana, Mississippi, Missouri, Kansas, Oklahoma, Tennessee and Texas. In May of 1993, NGT entered into a definitive agreement pursuant to which it expects to sell to UtiliCorp its pipeline assets in Kansas, including the Winfield, Kansas storage field described below, subject to FERC approval. At December 31, 1993, the NGT system consisted of approximately 6,600 miles of transmission lines and approximately 3,500 miles of gathering lines. The NGT pipeline system extends generally in an easterly direction from the Anadarko Basin area of the Texas Panhandle and western Oklahoma through the Arkoma Basin area of eastern Oklahoma and Arkansas to the Mississippi River. The system also extends from east Texas to north Louisiana and central Arkansas, and from the mainline system in Oklahoma and Arkansas to south central Kansas and southwest Missouri. The system has extensive gas gathering facilities throughout the Anadarko and Arkoma Basins, and in east Texas and north Louisiana and also operates various product extraction plants and compressor facilities related to its gas transmission business. NGT's peak day gas handled during the 1993-1994 heating season was approximately 2.4 billion cubic feet ("Bcf"). The system transports gas for third parties as an "open access" transporter, makes sales of gas directly to end users located along its system and delivers gas to the Company's distribution divisions for retail sales. During 1993, NGT's total throughput consisted of 91% transportation service and 9% sales service. Approximately 21% of total throughput was attributable to services provided to ALG, 10% was attributable to services provided to MRT and 27% was attributable to gas marketed by NES to other parties. No other customer or supplier accounted for more than 10% of NGT's throughput.



     Four storage fields are associated with NGT's pipeline and have a combined maximum deliverability of approximately 600 million cubic feet ("MMcf ") per day and a working gas capacity of approximately 20.3 Bcf. NGT also owns a 10% interest in Koch Gateway Pipeline Company's Bistineau storage field which provides an additional 100 MMcf per day of deliverability and additional working gas capacity of approximately 8 Bcf. The two largest NGT storage fields are located in Oklahoma: the Ada field -- capable of delivering approximately 330 MMcf per day, and the Chiles Dome field -- capable of delivering approximately 200 MMcf per day. The other two NGT storage fields are located near Ruston, Louisiana and Winfield, Kansas.



     In October 1993, the Company made a filing with FERC which, if approved, would allow the Company to transfer the natural gas gathering assets of NGT into a wholly-owned subsidiary to be called NorAm Gathering Services Company ("NorAm Gathering"). NorAm Gathering, if authorized by FERC, will own and operate approximately 3,500 miles of gathering pipelines which collect gas from more than 200 separate systems in major producing fields in Arkansas, Oklahoma, Louisiana and Texas. While the scope of FERC's jurisdiction over NorAm Gathering is unclear, the Company believes that it would not generally be subject to traditional cost-of-service rate regulation.


     MRT. The MRT system consists of approximately 2,200 miles of pipeline serving principally the greater St. Louis area in Missouri and Illinois. This pipeline system includes the "Main Line System," the "East Line," and the "West Line." The Main Line System includes three transmission lines extending approximately 435 miles from Perryville, Louisiana, to the greater St. Louis area. The East Line, also a main transmission line, extends approximately 94 miles from southwestern Illinois to St. Louis. The West Line extends approximately 140 miles from east Texas to Perryville, Louisiana. The system also includes various other branch, lateral, transmission and gathering lines and compressor stations. During 1993, MRT's throughput totaled 317.6 Bcf which consisted of 81% transportation service and 19% sales service. Approximately half of MRT's total 1993 volumes were delivered to its traditional markets along the system in Missouri, Illinois and Arkansas with the remaining volumes delivered to off-system customers. MRT's peak day delivery during the 1993-1994 heating season was approximately 950,000 million British Thermal Units, which was comprised entirely of transportation volumes. MRT's largest customer is Laclede Gas Company, which serves metropolitan St. Louis and to which MRT provides service under several long-term firm transportation and storage agreements and an agency agreement. Three storage fields are associated with MRT's pipeline and have a combined maximum aggregate deliverability of approximately 750 MMcf per day and a working gas capacity of approximately 31 Bcf. The substantial portion of such capacity is located in two fields in north central Louisiana, near Ruston. The other MRT storage field is located at St. Jacob, Illinois.


     NES. NES markets gas on both a short-term (spot) and long-term basis. Sales prices may be market based or fixed. Fixed priced sales or purchases are hedged using gas futures contracts or other derivative hedging tools. NES gas supplies are purchased from third parties on both a short-term and long-term basis, with most gas supplies purchased at market sensitive prices. Gas sales for 1993 totaled 245 Bcf, of which approximately 72% was sold to unaffiliated parties. Customers are located both in areas served by NGT and other pipelines. Gas is transported to customers using both firm and interruptible transportation.


LITIGATION


     On October 15, 1992, the Resolution Trust Corporation filed a suit against the Company, as a successor-in-interest to Entex, Inc., alleging harm resulting from the failure of University Savings Association, a thrift institution in Houston, Texas. For a discussion of this litigation, see Item 3 of the Form 10-K, and Part II, Item 1 of the Form 10-Q.

                                USE OF PROCEEDS


     The net proceeds of approximately $       (after underwriting discount and
offering expenses) from the sale of the shares of Common Stock offered hereby will be used to retire a portion of the Company's long-term debt.


                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at March 31, 1994, and as adjusted to give effect to the sale of the Common Stock offered hereby and the application of the net proceeds therefrom as described in "Use of Proceeds."



                                                                           MARCH 31, 1994
                                                                       ----------------------
                                                                                        AS
                                                                        ACTUAL       ADJUSTED(1)
                                                                       --------      --------
                                                                           (IN MILLIONS)
Short-term Debt:
  Notes Payable.....................................................   $     --      $     --
  Long-term Debt Due Within One Year................................       97.4          97.4
                                                                       --------      --------
          Total Short-term Debt.....................................   $   97.4      $   97.4
                                                                       --------      --------
                                                                       --------      --------
Long-term Debt .....................................................   $1,622.6      $1,553.5
                                                                       --------      --------
Stockholders' Equity:
  Preferred Stock...................................................      130.0         130.0
  Common Stock......................................................       76.5          84.6
  Paid-in Capital...................................................      867.7         933.5
  Accumulated Deficit...............................................     (321.1)       (324.0)
                                                                       --------      --------
          Total Stockholders' Equity................................      753.1         824.1
                                                                       --------      --------
          Total Capitalization......................................   $2,375.7      $2,377.6
                                                                       --------      --------
                                                                       --------      --------


- ---------------


(1) Reflects the proceeds from the sale of 13,000,000 shares of Common Stock at an assumed market price of $6, less an underwriting discount of 5% and reduced by expenses incurred in connection with the sale estimated to total approximately $0.2 million. The net proceeds from the sale of the shares of Common Stock will be used to retire $69.1 million of long-term debt (with an estimated weighted average interest rate of 10%) outstanding at March 31, 1994, and fund the premium of $4.8 million (estimated at 7%) on the retirement of the debt securities prior to their maturity.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "NAE". The following table sets forth for the periods indicated the high and low sales prices on the New York Stock Exchange Composite Tape and the amount of cash dividends paid per share of Common Stock.



                                                                   HIGH       LOW       DIVIDEND
                                                                   ----       ---       --------
    1992
      First Quarter..............................................  $12 3/8    $9         $ 0.27
      Second Quarter.............................................    9 3/4     6 7/8       0.07
      Third Quarter..............................................   11 1/2     9           0.07
      Fourth Quarter.............................................   10 3/4     7 1/2       0.07
    1993
      First Quarter..............................................    9         7 3/8       0.07
      Second Quarter.............................................   10 5/8     8 3/4       0.07
      Third Quarter..............................................   10 1/8     8 1/8       0.07
      Fourth Quarter.............................................    8 7/8     7 3/8       0.07
    1994
      First Quarter..............................................    9         6 3/4       0.07
      Second Quarter (through May 23, 1994)......................    6 7/8     5 5/8       0.07



     On May 23, 1994, the last reported sales price of the Common Stock on the New York Stock Exchange Composite Tape was $6 per share.



     The most recent quarterly dividend of $0.07 per share was declared by the Board of Directors on May 10, 1994, and will be paid on June 15, 1994, to stockholders of record on May 23, 1994. The payment of dividends in the future and the amount of such payments, if any, will depend upon the Company's earnings and such other factors as the Board of Directors deems relevant.



     Under the provisions of the Company's revolving credit facility, the Company's total debt capacity is limited and it is required to maintain a minimum level of stockholders' equity, which requirements may limit the Company's ability to pay dividends. See Note 14 of the Notes to Consolidated Financial Statements incorporated by reference into Item 8 of the Form 10-K and the Liquidity and Capital Resources section of the Form 10-Q.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"). For this purpose, the term "Non-U.S. Holder" means any corporation, individual or partnership that is, as to the United States, a foreign corporation, a non-resident alien individual or a foreign partnership, or an estate or trust other than one the income of which is subject to United States federal income tax. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their specific circumstances. Furthermore, this discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

     In the event that dividends are paid on shares of the Common Stock, such dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. Dividends that are effectively connected with the conduct of a trade or business within the United States are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under proposed United States Treasury regulations not currently in effect, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to a gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or is attributable to an office or other fixed place of business maintained by the Non-U.S. Holder within the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States federal tax law applicable to certain United States expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes and either the

Non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5 percent of the Common Stock or the Common Stock is not regularly traded on an established securities market. The Company believes that it is at present, and is likely to remain, a "U.S. real property holding corporation" for United States federal income tax purposes.

FEDERAL ESTATE TAX

     Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes and may be subject to United States estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under current United States Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     United States information reporting and backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to dividends paid to Non-U.S. Holders outside the United States that are either subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding. In that regard, under temporary United States Treasury regulations, backup withholding will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States unless the payer has knowledge that the payee is a United States person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide certain identifying information in the manner required.

     In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption. Temporary United States Treasury regulations provide that the United States Treasury Department is considering whether backup withholding will apply with respect to such payments that are not currently subject to backup withholding under the current regulations. Under proposed United States Treasury regulations not currently in effect, backup withholding will not apply to such payments absent actual knowledge that the payee is a United States person.

     Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

     The backup withholding and information reporting rules are currently under review by the United States Treasury Department and their application to shares of Common Stock is subject to change.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of (i) 150,000,000 shares of Common Stock, and (ii) 10,000,000 shares of Preferred Stock, $.10 par value ("Preferred Stock"), of which 122,409,129 shares of Common Stock and 2,600,000 shares of $3.00 Convertible Exchangeable Preferred Stock, Series A ("Series A Preferred"), were issued and outstanding at May 23, 1994. The following summary description of these securities is qualified in its entirety by reference to the Restated Certificate of Incorporation of the Company which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.


COMMON STOCK

     Holders of the Common Stock are entitled to one vote for each share held of record. The Company's Restated Certificate of Incorporation provides for cumulative voting in the election of directors. Subject to the preferential rights of the holders of Preferred Stock, the holders of Common Stock are entitled to receive any dividends which may be declared by the Company's Board of Directors out of funds legally available therefor and to share pro rata in the net assets of the Company upon liquidation. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All outstanding shares of Common Stock are fully paid and not subject to further calls or assessments.

PREFERRED STOCK

     Holders of Preferred Stock are entitled to such dividends, liquidation preferences, redemption rights, voting rights, conversion and exchange privileges, and other rights and preferences as the Board of Directors of the Company may determine in each resolution authorizing a series of Preferred Stock. The Preferred Stock ranks prior to the Common Stock with respect to both dividends and distribution of assets on liquidation, dissolution or winding up. At the date hereof, the only shares of Preferred Stock issued and outstanding are the shares of Series A Preferred which have a liquidation value of $50 per share, are entitled to cumulative quarterly dividends when and as declared by the Company's Board of Directors at an annual rate of $3.00 per share and are convertible at the option of the holder at any time into shares of Common Stock at a conversion price of $28 5/8 per share of Common Stock, subject to certain adjustments. The holders of Series A Preferred do not have voting rights. However, in the event that the Company fails to pay dividends on shares of Series A Preferred for six consecutive quarters, the holders thereof have the right to elect two directors to the Company's Board. Holders of Series A Preferred have no preemptive rights.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the U.S. Purchase Agreement (the "U.S. Purchase Agreement") among the Company and each of the underwriters named below (the "U.S. Underwriters"), the Company has agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, CS First Boston Corporation and Kidder, Peabody & Co. Incorporated are acting as representatives (the "U.S. Representatives"), has severally agreed to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters may be increased as set forth in the U.S. Purchase Agreement.

                                                                           NUMBER OF
                                U.S. UNDERWRITERS                           SHARES
                                -----------------                          ---------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated........................................
        CS First Boston Corporation......................................
        Kidder, Peabody & Co. Incorporated...............................
                                                                           ----------
                        Total............................................  11,050,000
                                                                           ----------
                                                                           ----------

     The Company has also entered into an International Purchase Agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers"), for whom Merrill Lynch International Limited, CS First Boston Limited, Kidder, Peabody International Limited and UBS Limited are acting as representatives (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 11,050,000 shares of Common Stock to the U.S. Underwriters, the Company has agreed to sell to the International Managers, and the International Managers have severally agreed to purchase from the Company, an aggregate of 1,950,000 shares of Common Stock. Under certain circumstances as set forth in the International Purchase Agreement, the commitments of non-defaulting International Managers may be increased. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers (collectively, the "Underwriters"), respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of such shares of Common Stock being sold pursuant to each such Purchase Agreement are purchased. The closing with respect to the sale of the shares of Common Stock sold pursuant to each Purchase Agreement is a condition to the closing with respect to the sale of the Common Stock pursuant to the other Purchase Agreement.

     The U.S. Underwriters and the International Managers have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale.

     The U.S. Representatives have advised the Company that the U.S. Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers at such price less a concession not in excess of
$          per share. The U.S. Underwriters may allow, and such dealers may
re-allow, a discount not in excess of $          per share on sales to certain
other dealers. After the initial public offering, the public offering price, concession, reallowance and discount may be changed.

     The Company has granted the U.S. Underwriters an option, exercisable by the U.S. Representatives, to purchase up to 1,657,500 additional shares of Common Stock at the public offering price, less the underwriting discount. In addition, the Company has granted the International Managers an option, exercisable by the Lead Managers, to purchase up to 292,500 additional shares of Common Stock at the initial public offering price, less the underwriting discount. Such options, which expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the U.S. Representatives and the Lead Managers exercise such options, each of the U.S. Underwriters and the International Managers, as the case may be, will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares of Common Stock to be purchased initially by that Underwriter bears to the total number of shares of Common Stock to be purchased initially by the U.S. Underwriters or the International Managers, respectively.

     The Company has agreed that, for a period of 120 days from the date of this Prospectus, they will not offer, sell, grant any option for sale of, or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, any shares of Common Stock, except for issuances pursuant to the Company's employee benefit plans or pursuant to executive compensation arrangements, without the prior written consent of the U.S. Representatives and the Lead Managers.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been informed that, under the terms of the Intersyndicate Agreement, and subject to certain exceptions, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States or non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, and the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement, which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

     From time to time, the U.S. Representatives have performed financial advisory and other investment banking services for the Company.

                                 LEGAL OPINIONS


     The validity of the Common Stock will be passed upon for the Company by Hubert Gentry, Jr., Senior Vice President, General Counsel and Secretary of the Company, 1600 Smith Street, 11th Floor, Houston, Texas 77002 and for the Underwriters by Mudge Rose Guthrie Alexander & Ferdon, 180 Maiden Lane, New York, New York 10038. Mudge Rose Guthrie Alexander & Ferdon will rely upon the opinion of Mr. Gentry as to all matters involving state regulatory consents and approvals. As of May 10, 1994, Mr. Gentry beneficially owned 23,138 shares of Common Stock acquired pursuant to various employee benefit plans of the Company.


                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of the Company as of December 31, 1993 and 1992, and for the years ended December 31, 1993, 1992 and 1991, included or incorporated by reference in the Form 10-K, which is incorporated by reference in this Prospectus, have been so included in reliance on the reports of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

- ------------------------------------------------------
- ------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
Available Information................     2
Incorporation of Certain Documents
  by Reference.......................     2
Prospectus Summary...................     3
The Company..........................     7
Use of Proceeds......................    10
Capitalization.......................    10
Price Range of Common Stock and
  Dividends..........................    11
Certain United States Federal Tax
  Consequences to Non-United States
  Holders of Common Stock............    12
Description of Capital Stock.........    14
Underwriting.........................    15
Legal Opinions.......................    16
Experts..............................    17


- ------------------------------------------------------
- ------------------------------------------------------

               ------------------------------------------------------
               ------------------------------------------------------

                               13,000,000 SHARES

                                  {NORAM LOGO}

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------
                              MERRILL LYNCH & CO.

                                CS FIRST BOSTON

                             KIDDER, PEABODY & CO.
                                  INCORPORATED


                                 JUNE   , 1994


               ------------------------------------------------------
               ------------------------------------------------------

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


              [ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS]
                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED MAY 25, 1994


PROSPECTUS

                               13,000,000 SHARES

                                  {NORAM LOGO}

                                  COMMON STOCK
                            ------------------------


     Of the 13,000,000 shares of Common Stock, par value $.625 per share (the "Common Stock"), of NorAm Energy Corp., formerly known as Arkla, Inc. (the "Company"), offered hereby, 1,950,000 shares are being offered outside the United States and Canada by the International Managers (the "International Offering") and 11,050,000 shares are concurrently being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"). Such offerings are collectively referred to as the "Offerings." The public offering price and the aggregate underwriting discount per share of the International Offering and the U.S. Offering are identical and the closings of the International Offering and the U.S. Offering are conditioned upon each other. See "Underwriting."



     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "NAE." On May 23, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $6. See "Price Range of Common Stock and Dividends."


                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                                  UNDERWRITING            PROCEEDS TO
                                             PRICE TO              DISCOUNT(1)            COMPANY(2)
                                              PUBLIC
                                        <C
- -----------------------------------------------------------------------------------------------------------
Per Share.............................            $                     $                      $
- -----------------------------------------------------------------------------------------------------------
Total(3)..............................            $                     $                      $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several International Managers and the several U.S. Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $200,000.

(3) The Company has granted the International Managers and the U.S. Underwriters 30 day options to purchase up to 292,500 and 1,657,500 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
     Discount and Proceeds to the Company will be $          , $          and
     $          , respectively. See "Underwriting."

                            ------------------------


     The shares of Common Stock are offered hereby by the several International Managers, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions. The International Managers reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of shares of Common Stock will be made in New York,
New York on or about          , 1994.


                            ------------------------

MERRILL LYNCH INTERNATIONAL LIMITED

                        CS FIRST BOSTON
                                                KIDDER, PEABODY INTERNATIONAL
                                                                      LIMITED

                                                                     UBS LIMITED
                            ------------------------


                 The date of this Prospectus is June   , 1994.

         [ALTERNATE UNDERWRITING SECTION FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the International Purchase Agreement (the "International Purchase Agreement") among the Company and each of the underwriters named below (the "International Managers"), the Company has agreed to sell to each of the International Managers, and each of the International Managers for whom Merrill Lynch International Limited, CS First Boston Limited, Kidder, Peabody International Limited and UBS Limited are acting as representatives (the "Lead Managers"), has severally agreed to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names. Under certain circumstances, the commitments of non-defaulting International Managers may be increased as set forth in the International Purchase Agreement.

                                                                             NUMBER
                             INTERNATIONAL MANAGERS                         OF SHARES
        -----------------------------------------------------------------   ---------
        Merrill Lynch International Limited..............................
        CS First Boston Limited..........................................
        Kidder, Peabody International Limited............................
        UBS Limited......................................................
                                                                            ---------
                  Total..................................................   1,950,000
                                                                            ---------
                                                                            ---------

     The Company has also entered into a U.S. Purchase Agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, CS First Boston Corporation and Kidder, Peabody & Co. Incorporated are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,950,000 shares of Common Stock to the International Managers, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Company, an aggregate of 11,050,000 shares of Common Stock. Under certain circumstances as set forth in the International Purchase Agreement, the commitments of non-defaulting U.S. Underwriters may be increased. The initial public offering price per share and the total underwriting discount per share are identical under the International Purchase Agreement and the U.S Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters (collectively, the "Underwriters"), respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any such shares of Common Stock being sold pursuant to each such Purchase Agreement are purchased. The closing with respect to the sale of the shares of Common Stock sold pursuant to each Purchase Agreement is a condition to the closing with respect to the sale of the Common Stock pursuant to the other Purchase Agreement.

     The International Managers and the U.S. Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale.

     The Lead Managers have advised the Company that the International Managers propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers at such price less a concession not in excess of
$          per share. The International Managers may allow, and such dealers may
re-allow, a discount not in excess of $          per share on sales to certain
other dealers. After the initial public offering, the public offering price, concession, reallowance and discount may be changed.

     The Company has granted the International Managers an option, exercisable by the Lead Managers, to purchase up to 292,500 additional shares of Common Stock at the public offering price, less the underwriting discount. In addition, the Company has granted the U.S. Underwriters an option, exercisable by the U.S. Representatives, to purchase up to 1,657,500 additional shares of Common Stock at the initial public offering price, less the underwriting discount. Such options, which expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Lead Managers and the U.S. Representatives exercise such options, each of the International Managers and the U.S. Underwriters, as the case may be, will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares of Common Stock to be purchased initially by that Underwriter bears to the total number of shares of Common Stock to be purchased initially by the International Managers or the U.S. Underwriters.

     The Company has agreed that, for a period of 120 days from the date of this Prospectus, they will not offer, sell, grant any option for sale of, or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, any shares of Common Stock, except for issuances pursuant to the Company's employee benefit plans or pursuant to executive compensation arrangements, without the prior written consent of the U.S. Representatives and the Lead Managers.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page of this Prospectus.

     The Company has been informed that, under the terms of the Intersyndicate Agreement, and subject to certain exceptions, the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States or non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement, which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

     Each International Manager has represented and agreed that as part of the distribution of the shares of Common Stock offered hereby (i) it has not sold and will not, for so long as Part III of the Companies Act of 1985 remains in force in relation to the Common Stock, offer or sell any shares of Common Stock in the United Kingdom by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the Common Stock if that person is of the kind described in Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1988; and (iv) once the provisions of Part V of the Financial Services Act of 1986 come into force in relation to the Common Stock, it will not, directly or indirectly, issue or cause to be issued in the United Kingdom any advertisement offering the Common Stock in circumstances which would require (for the avoidance of any contravention of those provisions) a prospectus to have been delivered to the Register of Companies.

               [ALTERNATE BACK PAGE FOR INTERNATIONAL PROSPECTUS]

- ------------------------------------------------------
- ------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
Available Information................     2
Incorporation of Certain Documents
  by Reference.......................     2
Prospectus Summary...................     3
The Company..........................     7
Use of Proceeds......................    10
Capitalization.......................    10
Price Range of Common Stock and
  Dividends..........................    11
Certain United States Federal Tax
  Consequences to Non-United States
  Holders of Common Stock............    12
Description of Capital Stock.........    14
Underwriting.........................    15
Legal Opinions.......................    17
Experts..............................    17


- ------------------------------------------------------
- ------------------------------------------------------

              ------------------------------------------------------
              ------------------------------------------------------

                               13,000,000 SHARES

                                  {NORAM LOGO}

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------
                          MERRILL LYNCH INTERNATIONAL
                                    LIMITED

                                CS FIRST BOSTON

                         KIDDER, PEABODY INTERNATIONAL
                                    LIMITED

                                  UBS LIMITED


                                 JUNE   , 1994


              ------------------------------------------------------
              ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses to be paid by the registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except for the Securities and Exchange Commission registration fee.


                                                                                AMOUNT
                                                                               ---------
    Securities and Exchange Commission Registration Fee......................  $38,342.00
    Transfer Agent Fees and Expenses.........................................      *
    Printing and Engraving Fees..............................................      *
    Accountant's Fees and Expenses...........................................      *
    Legal Fees and Expenses..................................................      *
    Blue Sky Fees and Expenses...............................................      *
    Miscellaneous............................................................      *
                                                                               ---------
              Total..........................................................      *
                                                                               ---------
                                                                               ---------


- ---------------
* To be filed by Amendment.


ITEM 16. EXHIBITS.



       EXHIBIT
         NO.                                   DESCRIPTION OF EXHIBIT
- ---------------------  ----------------------------------------------------------------------
          * 1.1        -- Form of U.S. Purchase Agreement, to be dated          , 1994, among
                          the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated,
                          CS First Boston Corporation and Kidder, Peabody & Co. Incorporated
                          relating to the Common Stock.
          * 1.2        -- Form of International Purchase Agreement, to be dated          ,
                          1994, among the Company and Merrill Lynch International Limited, CS
                          First Boston Limited, Kidder, Peabody International Limited and UBS
                          Limited relating to the Common Stock.
            4.1        -- Restated Certificate of Incorporation of the Company, as amended.
          **4.2        -- By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the fiscal year ended
                          December 31, 1993).
          * 5          -- Opinion of Hubert Gentry, Jr., Senior Vice President, General
                          Counsel and Secretary of the Company as to the legality of the shares of Common Stock being offered.
           23.1        -- Consent of Coopers & Lybrand.
          *23.2        -- Consent of Hubert Gentry, Jr., Senior Vice President, General
                          Counsel and Secretary of the Company (included in Exhibit 5).
        **24.1         -- Powers of Attorney of each of the directors and officers of the
                          Company whose name appears on the signature pages hereof.


- ---------------
 * To be filed by Amendment.


** Previously filed.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 1 to this Registration Statement No. 33-52853 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 25th day of May, 1994.



                                          NORAM ENERGY CORP

                                          (Registrant)

                                          By     /s/  MICHAEL B. BRACY
                                             ----------------------------------
                                                    (Michael B. Bracy)
                                               Executive Vice President and
                                                Principal Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                  T. MILTON HONEA*             Principal executive
        -----------------------------------      officer and Director
                 (T. Milton Honea)
             Chairman of the Board and
              Chief Executive Officer

             /s/  MICHAEL B. BRACY             Principal financial
        -----------------------------------      officer and Director
                (Michael B. Bracy)
           Executive Vice President and
            Principal Financial Officer

                  JACK W. ELLIS, II*           Principal accounting
        -----------------------------------      officer
                (Jack W. Ellis, II)
                Vice President and
               Corporate Controller

                 JOE E. CHENOWETH*             Director
        -----------------------------------
                (Joe E. Chenoweth)

               O. HOLCOMBE CROSSWELL*          Director
        -----------------------------------
              (O. Holcombe Crosswell)

                WALTER A. DeROECK*             Director
        -----------------------------------
                (Walter A. DeRoeck)
                                                                             May 25, 1994
               DONALD H. FLANDERS*             Director
        -----------------------------------
               (Donald H. Flanders)

                JAMES O. FOGLEMAN*             Director
        -----------------------------------
                (James O. Fogleman)

                    JOHN P. GOVER*             Director
        -----------------------------------
                   (John P. Gover)

                   ROBERT C. HANNA*            Director
        -----------------------------------
                  (Robert C. Hanna)

                     MYRA JONES*               Director
        -----------------------------------
                   (Myra Jones)

                  SIDNEY MONCRIEF*             Director
        -----------------------------------
                  (Sidney Moncrief)

                  LARRY C. WALLACE*            Director
        -----------------------------------
                 (Larry C. Wallace)

                   D. W. WEIR, SR.*            Director
        -----------------------------------
                 (D. W. Weir, Sr.)

       *By   /s/  MICHAEL B. BRACY
        -----------------------------------
                 (Michael B. Bracy
                 Attorney-in-Fact)

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
       EXHIBIT                                                                         NUMBERED
         NO.                              DESCRIPTION OF EXHIBIT                         PAGE
- ---------------------  ------------------------------------------------------------  ------------
          * 1.1        -- Form of U.S. Purchase Agreement, to be dated          ,
                          1994, among the Company and Merrill Lynch, Pierce, Fenner
                          & Smith Incorporated, CS First Boston Corporation and
                          Kidder, Peabody & Co. Incorporated relating to the Common
                          Stock.
          * 1.2        -- Form of International Purchase Agreement, to be dated
                            , 1994, among the Company and Merrill Lynch
                          International Limited, CS First Boston Limited, Kidder,
                          Peabody International Limited and UBS Limited relating to
                          the Common Stock.
            4.1        -- Restated Certificate of Incorporation of the Company, as
                          amended.
          **4.2        -- By-Laws of the Company (incorporated by reference to
                          Exhibit 3.2 of the Company's Annual Report on Form 10-K
                          for the fiscal year ended December 31, 1993).
          * 5          -- Opinion of Hubert Gentry, Jr., Senior Vice President,
                          General Counsel and Secretary of the Company as to the
                          legality of the shares of Common Stock being offered.
           23.1        -- Consent of Coopers & Lybrand.
          *23.2        -- Consent of Hubert Gentry, Jr., Senior Vice President,
                          General Counsel and Secretary of the Company (included in
                          Exhibit 5).
        **24.1         -- Powers of Attorney of each of the directors and officers of the Company whose name appears on the signature pages
                          hereof.


- ---------------

 * To be filed by Amendment.


** Previously filed.